FOR IMMEDIATE RELEASE

Dejour Retains Key Strategist / Balances Board of Directors

Vancouver, Canada. June 25, 2009:

Dejour Enterprises Ltd. (NYSE AMEX: DEJ/ TSX: DEJ) announces the appointment of

Stephen R. Mut as Special Assistant to the Dejour CEO/COO. Mr. Mut will provide expertise for key financing and asset strategies targeting the Company's Piceance Basin projects.  This assignment is to be completed prior to the next Annual General Meeting (AGM) scheduled for Q4- 2009.

Mr. Mut most recently served as chief executive officer of a unit of Shell Exploration and Production Company. Prior to joining Shell in 2000, Mr. Mut dedicated much of his career to operational and new business venture activities in the oil and gas, refining and marketing, and chemical and mining sectors at ARCO (Atlantic Richfield Company), where he served in various internationally based executive roles in both upstream and downstream businesses. His global expertise has contributed to industry successes in Europe, South America, the Asia Pacific and the United States.  In January 2009, Mr. Mut accepted appointment as a Company director to be effective June 2009 and is expected to join the board following the AGM.

“Mr. Mut's industry experience and leadership compliments Dejour's in house expertise to seize and realize the opportunity in the Piceance Basin.  We look forward to his strong skill set assisting us to realize the value that exists in our premium projects” states Robert L. Hodgkinson.

In other corporate matters, Charles Dove, P. Geoph., has agreed to resign from the board of the directors. With this change, the majority of the board of directors remains independent, in compliance with NYSE:Amex rules and National Instrument 58-201 Corporate Governance Guidelines.  Mr. Dove remains active in his role as President, Dejour Alberta, managing the Company's continuing exploration efforts.

About Dejour Enterprises Ltd.

Dejour Enterprises is a high growth oil and natural gas company, with an enviable portfolio of land assets in key regions of Colorado, Utah, British Columbia and Alberta. Since inception, Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, timing investments and transactions to realize their value to the best advantage of our shareholders. Against a context of increasing concern about domestic energy production, as technology continues to make previously inaccessible resources available, and as natural gas proves to be an important stepping stone on the way to a greener energy future, Dejour is ideally positioned for significant value growth. Learn more at Dejour.com.

Dejour. Energy. Independence.

Dejour, headquartered in Vancouver, British Columbia, maintains operations offices in Denver, Colorado and Calgary, Alberta. The company is publicly traded on the New York Stock Exchange AMEX (NYSE AMEX: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Robert L. Hodgkinson, CHM & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street,

Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050 Facsimile: 604.638.5051

Email: investor@dejour.com

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